UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-70807

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/27/22 AND ENDING 12/31/22
<br>MM/DD/YY              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **THL Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**100 Federal Street**
<br>(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Gregory Maxon | 617-227-1050 | GMaxon@THL.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**KPMG LLP**
<br>(Name – if individual, state last, first, and middle name)

| 60 South Street | Boston | Ma | 02111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Gregory Maxon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THL Capital Markets, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

Christine M. Donald
My Commission Expires March 2, 2023
Notary Public
Commonwealth of Massachusetts

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# THL Capital Markets, LLC
## (A wholly owned subsidiary of THL Capital Markets Manager, LLC)

## Statement of Financial Condition and Notes to the Statement of Financial Condition

## As of and for the Period September 27, 2022 through December 31, 2022

## (With Report of Independent Registered Public Accounting Firm)

The statement of financial conditions is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

## THL Capital Markets, LLC
## Index

The statement of financial conditions is deemed confidential pursuant to subparagraph (e)(3) of Rule
17a-5 of the Securities Exchange Commission



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

**Report of Independent Registered Public Accounting Firm**

To the Member and Those Charged with Governance
THL Capital Markets, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of THL Capital Markets, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2022.

Boston, Massachusetts
February 27, 2023

# THL Capital Markets, LLC

**(A wholly owned subsidiary of THL Capital Markets Manager, LLC)**

**Statement of Financial Condition**

**December 31, 2022**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 421,750 |
| **Prepaid Expenses** | | 45,342 |
| **Other Assets** | | 4,499 |
| **TOTAL ASSETS** | $ | 471,591 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Accrued Expenses** | $ | 76,500 |
| **TOTAL LIABILITIES** | | 76,500 |
| **Member's Equity** | | 395,091 |
| **TOTAL LIABILITIES AND MEMBERSHIP EQUITY** | $ | 471,591 |

*See accompanying notes to the statement of financial conditions.*

**THL Capital Markets, LLC**
**(A wholly owned subsidiary of THL Capital Markets Manager, LLC)**
**Notes to the Statement of Financial Condition**
**December 31, 2022**

1.    **Organization**

THL Capital Markets, LLC (the "Company") was formed on July 30, 2021 and received Finra approval on September 27, 2022. The Company did not undertake any operations prior to Finra approval other than receiving capital contributions and incurring professional service fees.   The Company is a wholly owned subsidiary of THL Capital Markets Manager, LLC ("the Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

Its registered office is as follows:

100 Federal Street
Boston, MA 02110 United States

2.    **Summary of Significant Accounting Policies**

**Basis of Presentation**
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

**Cash**
The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC").  The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

3.    **Expense Sharing Agreement**

On September 27, 2022 the Company and the Parent entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Parent periodically for a proportional share of salaries and related expenses of personnel employed by the Parent who provide services to the Company.

4.    **Income Taxes**

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes.  The Internal Revenue Code ("IRC") and relevant state taxing authority provides that any income or loss is passed through to the member for federal and state income tax purposes.  The Company is included in the income tax return of its Parent. The Company's Parent, who is also an LLC, files its income tax returns in the U.S. and various state and local jurisdictions. No provision for federal or state income taxes has been made since the Company and Parent are flow-

**THL Capital Markets, LLC**
**(A wholly owned subsidiary of THL Capital Markets Manager, LLC)**
**Notes to the Statement of Financial Condition**
**December 31, 2022**

4. **Income Taxes (continued)**

through entities for tax purposes. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2022.

5. **Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. **Concentration of credit risk**

The Company maintains its U.S. based cash balances with one financial institution which is insured by the FDIC. The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that impact or require disclosure in these financial statements.